Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

July 19, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 16, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Clover Leaf Capital Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one right to receive one-eighth (1/8) of a share of Class A common stock upon consummation of an initial business combination

Shares of Class A common stock, par value $0.0001 per share, included as part of the units

Rights included as part of the units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi